South Tower | 3877 Fairfax Ridge Road | Fairfax, Virginia 22030
703.460.2500 | 703.460.2599 Fax
www.webMethods.com
January 12, 2006
VIA EDGAR AND FAX
Mr. Stathis Kouninis
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	webMethods, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 Form 8-K filed August 1, 2005 File No. 1-15681
Dear Mr. Kouninis:
We have researched the points you raised in our telephone call on the evening of January 11, 2006, with respect to the above-referenced filings. Enclosed herewith are responses by webMethods, Inc. (the “Company”) to your questions.
Form 10-K for the Fiscal Year Ended March 31, 2005
Item 8. Financial Statements
Notes to Consolidated Financial Statements
Note 11. Stockholder’s equity, page F-17

COMMENT 7:	We note that you entered into a reseller agreement with i2 Technologies (i2) where you issued 710,000 warrants, as amended, to i2 and in return you will receive approximately $8.8 million, as amended, in OEM fees. Please provide us with a comprehensive analysis of your accounting for this transaction in accordance with EITF 01-09. In your analysis, justify the classification of the amortization of the deferred warrant charge as sales and marketing expense.
SUPPLEMENTAL RESPONSE:
You have asked that we provide a summary of the term for each of the Integrated Reseller and OEM Agreement (the “OEM Agreement”) entered into by and between the Company and i2 Technologies, Inc. (‘i2”) and the related Stock Purchase Warrant (the “Warrant”), each as amended.

•	The initial term of the OEM Agreement commenced upon its effective date of March 2, 2001 and was to continue for a four (4)-year period, unless terminated prior to such date. This initial term was subject to renewal at i2’s election for up to three (3) subsequent one (1)-year terms. The OEM Agreement was subsequently amended three times — pursuant to Amendment No. 1 (effective September 5, 2001), Amendment No. 2 (effective December 28, 2001), and Amendment No. 3 (effective March 28, 2003). Amendments No. 1 and No. 2 thereto did not affect the term of the OEM Agreement, but Amendment No. 3 thereto amended the initial term of the OEM Agreement from four (4) years to five (5) years, unless terminated prior to such date. None of the amendments to the OEM Agreement modified i2’s renewal right.
•	In connection with the OEM Agreement, the Company entered into the Warrant, pursuant to which the Company issued to i2 the right to purchase up to 750,000 shares of the Company’s common stock at an exercise price of $40.88 per share. Pursuant to the terms of the Warrant, the underlying right to purchase webMethods’ shares expires upon the earlier to occur of March 2, 2005 or ninety (90) days after the expiration or termination of the OEM Agreement. The Warrant was subsequently amended and restated on June 1, 2001 to reduce the number of shares of the Company’s common stock available for purchase pursuant to the Warrant to 710,000 and to reduce the exercise price to $28.70 per share. The term of the Warrant was unaffected by this modification. As a result, the right to exercise the Warrant expired on March 2, 2005.
Further, you asked that we provide some background on how the Company amortized deferred warrant charges related to the Warrant. Attached please find as Exhibit 1 a worksheet providing that detail.
Please do not hesitate to contact me at 703-460-6055 or Mark Wabschall at 703-251-7151 with any further questions or if you would like any additional information.

Very truly yours,
/s/ DOUGLAS MCNITT

Douglas McNitt General Counsel

cc:	Brad Skinner, Accounting Branch Chief Marc Thomas, Senior Staff Accountant David Mitchell, webMethods, Inc. Mark L. Wabschall, webMethods, Inc. Lawrence T. Yanowitch, Esq., Morrison & Foerster LLP

webMethods, Inc. Deferred Warrant Charge Summary	EXHIBIT 1

FY		Amounts	Notes	Expense Amortization	Payments

FY01	Beginning Balance	23,606,200	(1)
	Amortization	(283,463)	(2)	(283,463)
	Payments	(4,000,000)			(4,000,000)

	Ending Balance	19,322,737

FY02	Beginning Balance	19,322,737
	Amortization	(3,401,556)	(2)	(3,401,556)
	Payments	(2,000,000)			(2,000,000)

	Ending Balance	13,921,181

FY03	Beginning Balance	13,921,181
	Amortization	(3,401,556)	(2)	(3,401,556)
	Payments	(1,250,000)			(1,250,000)

	Ending Balance	9,269,625

FY04	Beginning Balance	9,269,625
	Amortization	(2,644,980)	(3)	(2,644,980)
	Payments	(1,000,000)			(1,000,000)

	Ending Balance	5,624,645

FY05	Beginning Balance	5,624,645
	Amortization	(2,644,980)	(3)	(2,644,980)
	Payments	(500,000)			(500,000)

	Ending Balance	2,479,665

FY06	Beginning Balance	2,479,665
	Amortization	(2,479,665)	(3)	(2,479,665)
	Payments	0

	Ending Balance	0		(14,856,200)	(8,750,000)

(1)	In connection with an OEM Agreement, webMethods issued a warrant to i2 for the right to purchase up to 750,000 shares of the Company’s stock at an exercise price of $40.88 per share. The fair value of the warrant was determined in accordance with EITF 96-18 at $23,606,200, based on the Black-Scholes valuation model using the following assumptions: risk free interest rate of 4.9%, term of 3.75 to 4 years, volatility of 114% to 159% and no dividends anticipated. The Company offset the $10 million in cash to be received from i2 in connection with the OEM Agreement against the fair value of the warrant, resulting in a net $13,606,200 to be amortized over the 4 year life of the OEM Agreement. The Company recharacterized this net amount as a selling and marketing expense as this transaction met the criteria under EITF Issue 00-25 and EITF Issue 01-09. The OEM Agreement did not provide i2 with the right to be the exclusive provider of the Company’s products nor did it require i2 to order a minimum amount of the Company’s products in the future.

(2)	The monthly amortization of the net $13,606,200 was $283,463 based on the 48 month term of the OEM Agreement. In fiscal year 2001, the Company recorded one month of amortization totaling $283,463. In fiscal years 2002 and 2003, the Company recorded 12 months of amortization totaling $3,401,556 per year.

(3)	In March 2003, the OEM Agreement was modified to reduce the amount of the OEM fees from $10,000,000 payable over 4 years to $8,750,000 payable over 5 years. The Company did not incur an additional charge as a result of this amendment as the fair value of the amended warrant did not exceed the fair value of the original warrant using the Black-Scholes model. Due to these changes the amortization of the remaining unamortized deferred warrant charge was changed to coincide with the new payment schedule. The unamortized balance of $9,269,625 was amortized over the remaining 35.25 months, resulting in a monthly amortization of $220,415. In fiscal year 2004 and 2005, the Company recorded 12 months of amortization totaling $2,644,980 per year. In fiscal year 2006, the Company will be recording the final 11.25 months of amortization totaling $2,479,665.